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                              March 3, 2022

       Jun Wang
       Chief Executive Officer
       Yubo International Biotech Limited
       Room 105, Building 5, 31 Xishiku Avenue
       Xicheng District, Beijing, China

                                                        Re: Yubo International
Biotech Limited
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed February 11,
2022
                                                            File No. 333-255805

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2021 letter.

       Amendment No. 5 to Form S-1 Filed February 11, 2022

       Cover Page

   1. We note your response to prior comment 1. If true, please revise to also disclose that the contractual
arrangements that you have with the Chinese operating company, Yubo
                                                        International Biotech
(Beijing) Limited, have not been tested in court.
                                                        Additionally,
acknowledge that Chinese regulatory authorities could disallow this structure, which would
likely result in a material change in your operations and/or a material change in the
value of the securities you are registering for sale. Further, we note your disclosure in the
fifth paragraph that potential investors are "not purchasing, and may never directly hold,
any equity interests in" the Chinese operating company, Yubo
                                                        International Biotech
(Beijing) Limited. If true, revise to remove any implication that
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
March      NameYubo International Biotech Limited
       3, 2022
March2 3, 2022 Page 2
Page
FirstName LastName
         investors, either directly or indirectly, are purchasing, or may hold through their participation in this offering, any equity interest in the Chinese operating company, Yubo
         International Biotech (Beijing) Limited.
2. We note your response to prior comment 3. Please expand to clarify, if true, that the holding companies do not conduct operations. Additionally, we further note you at times use the terms "Yubo" and "Yubo Beijing" to identify Yubo International Biotech
         (Beijing) Limited. Referring to the Chinese operating company with which you have contractual arrangements as "Yubo" does not clearly identify to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please revise throughout your registration statement to refer to Yubo
         International Biotech (Beijing) Limited as "Yubo Beijing," or something similar that is unlikely to be confused with the holding company in which investors are purchasing an interest.
Prospectus Summary, page 1

3. We note from your response to prior comment 8 and disclosure on page F-7 that Yubo
         Chengdu entered into contractual agreements with Yubo Beijing on September 11, 2020.
         Please provide condensed consolidating schedules showing columns for the WFOE, VIE, and parent (when applicable) from this date forward through the most recent balance sheet date, in order to provide investors with an understanding for how the VIE transacts with the WFOE and how the WFOE transacts with the parent (for applicable periods).
4. We note the revisions you made in response to prior comment 5 and we reissue the comment in part. Please expand to state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals from any such entity and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. We note your response to prior comment 9. Please disclose in the Prospectus
         Summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
 Jun Wang
Yubo International Biotech Limited
March 3, 2022
Page 3
Results of Operations
Results of Operations for the Three Months Ended September 30, 2021 and for the Nine Months
Ended September 30, 2021
Sales, Cost of Goods Sold and Gross Profit, page 55

6. We noted your response to our prior comment 15. Please include disclosure similar to that provided in your response that explains the significant decrease in oral liquid health products in the quarter ended September 30, 2021 compared to the first two quarters in
      2021.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-8

7. Please disclose the fee to which the WFOE is entitled under the Exclusive Technology
      Consulting Agreement, and explain to us how the contractual agreements with Yubo
      Beijing provide you with the right to receive benefits that are potentially significant to
      Yubo Beijing.
       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameJun Wang
                                                             Division of
Corporation Finance
Comapany NameYubo International Biotech Limited
                                                             Office of Life
Sciences
March 3, 2022 Page 3
cc:       Barbara A. Jones, Esq.
FirstName LastName